FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1              Employee Share Option Scheme released on 25 February 2003
No. 2              Director Shareholding releaed on 25 February 2003
No. 3              FRN Variable Rate Fix released on 25 February 2003
No. 4              FRN Variable Rate Fix released on 26 February 2003
No. 5              FRN Variable Rate Fix released on 26 February 2003
No. 6              FRN Variable Rate Fix released on 26 February 2003
No. 7              Employee Share Option Scheme released on 28 February 2003
No. 8              FRN Variable Rate Fix released on 28 February 2003

Document No. 1

NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 21 February 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at GBP6.51 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.


Following this transaction, the Northern Rock Employee Trust holds a total of 5,414,186 Shares representing 1.28% of the Company's issued share capital.

Document No. 2

NORTHERN ROCK PLC

                     NOTIFICATION OF ACQUISITION OF SHARES

                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that the Trustees of the QUEST acquired the following Ordinary shares in the Company:

Date of Acquisition           No. of Shares                 Price per Share               Percentage of Issued
                                                                                          Share Capital

21 February 2003              250,000                       GBP6.5216                      0.059


These shares will be held by the Trustees of the QUEST and the Executive Directors named above will have an interest in the same, until the shares are transferred to the participants in the Northern Rock Sharesave Scheme.

Following this transactions the QUEST holds a total of 3,562,514 Ordinary 25p shares in the Company representing 0.85% of the Company's issued share capital.

Document No. 3


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 25, 2003--

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000
    SERIES 234 EMTN
    DUE: JANUARY 2006
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19JAN03 TO 22APR03 HAS BEEN FIXED AT 0.10875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 22APR03 WILL AMOUNT TO:
JPY 281.00 PER JPY 1,000,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 26, 2003--

RE: NORTHERN ROCK PLC
    USD 400,000,000
    SERIES 198 EMTN
    DUE: FEBRUARY 2006
    ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28FEB03 TO 28MAY03 HAS BEEN FIXED AT 1.49 PCT.

INTEREST PAYABLE VALUE 28MAY03 WILL AMOUNT TO:
USD 36.84 PER USD 10,000 DENOMINATION
USD 368.36 PER USD 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--Feb. 26, 2003--

RE: NORTHERN ROCK PLC
    USD 50,000,000
    SERIES 208
    EMTN DUE: 28 AUG 2003
    ISIN: XS0134411544

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28FEB03 TO 28MAY03 HAS BEEN FIXED AT 1.415 PCT.

INTEREST PAYABLE VALUE 28MAY03 WILL AMOUNT TO:
USD 34.98 PER USD 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

Document No. 6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Feb. 26, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,150,000
    SERIES 170
    EMTN DUE: 26 NOVEMBER 2003
    ISIN: XS0104775225

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 26FEB03 TO 27MAY03 HAS BEEN FIXED AT 3.6884 PCT.

INTEREST PAYABLE VALUE 27MAY03 WILL AMOUNT TO:
GBP 90.95 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

Document No. 7

                                NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME



Northern Rock plc (the Company) announces that on 28 February 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,750 Ordinary 25p Shares (Shares) in the Company at GBP6.665 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,410,436 Shares representing 1.28% of the Company's issued share capital.

Document No. 8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--Feb. 28, 2003--

RE: NORTHERN ROCK PLC
    GBP 14,000,000
    SERIES 172
    EMTN DUE 01 APRIL 2003
    ISIN: XS0107411653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28FEB03 TO 01APR03 HAS BEEN FIXED AT 3.70625 PCT PER ANNUM

INTEREST PAYABLE VALUE 01APR03 WILL AMOUNT TO:
GBP 324.93 PER GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  3 March 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary